SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                  Gensym Corp
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   37245R107
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                                 (CUSIP Number)

                          Alexander S. Glovsky, Esq.
                         Nutter, McClennen & Fish, LLP
                           World Trade Center West
                             155 Seaport Boulevard
                             Boston, MA 02210-2604
                                 617-439-2000


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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   08/16/2004
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            (Date of Event which Requires Filing of this Statement)

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      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. 37245R107
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Ashton, Robert
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Source of funds (see instructions).

    PF
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(5) Check if disclosure of legal proceedings is required pursuant to Items   |_|
    2(d) or 2(e).
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(6) Citizenship or place of organization.

    USA
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        1,205,244

    (8) Shared voting power:
        N/A

    (9) Sole dispositive power:
        1,205,244

    (10) Shared dispositive power:
         N/A

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(11) Aggregate amount beneficially owned by each reporting person.

     1,205,244
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
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(13) Percent of class represented by amount in Row (11).

     16.8%
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(14) Type of reporting person (see instructions).

     IN
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Page 2 of 4 Pages

Item 1. Security and Issuer.

         This statement (the "Statement") relates to the common stock, par value $.01 per share (the "Common Stock"), of Gensym
         Corporation, a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 52 Second Ave., Burlington, Massachusetts 01803.

Item 2. Identity and Background.

        (a) The name of the person filing this Statement is Robert B. Ashton (the "Reporting Person").

        (b) The Reporting Person's address is 6 Occom Ridge, Hanover, NH
            03755.

        (c) The present principal occupation of the Reporting Person is that of private investor.

        (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the past five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended and restated in its entirety as follows:

         Pursuant to a privately negotiated transaction on October 21, 2003, the Reporting Person purchased an aggregate of 722,400 shares of the Issuer's Common Stock from Special Situations Cayman Fund, L.P and Special Situations Fund III, L.P for an aggregate purchase price of $541,800. This transaction was not memorialized in a formal written agreement. The Reporting Person used personal funds to acquire these shares.

         In addition, prior to October 21, 2003, for an aggregate purchase price of $57,598, the Reporting Person acquired an aggregate of 57,000 shares of the Issuer's Common Stock through a series of open market transactions. The Reporting Person used personal funds to acquire these shares as well.

         In addition, the Reporting Person acquired an aggregate of 72,000 Shares of the Issuer's Common Stock in open market transactions between November 7, 2003 and December 3, 2003 for an aggregate purchase price of $61,405. The Reporting Person used personal funds to acquire all such Shares.

         In addition, the Reporting Person acquired an aggregate of 67,000 Shares of the Issuer's Common Stock in open market transactions between December 19, 2003 and May 12, 2004 for an aggregate purchase price of $89,802. The Reporting Person used personal funds to acquire all such Shares.


         In addition, pursuant to a privately negotiated transaction on May 12, 2004, the Reporting Person purchased an aggregate of 237,500 shares of the Issuer's Common Stock for an aggregate purchase price of $391,875. The Reporting Person used personal funds to acquire these shares.

         As further described in Item 5, below, the Reporting Person acquired an aggregate of 49,344 Shares of the Issuer's Common Stock in open market transactions between June 1, 2004 and August 12, 2004 for an aggregate purchase price of $83,030. The Reporting Person used personal funds to acquire all such Shares.

Item 4. Purpose of Transaction.

         (a), (d) and (f):     The Reporting Person is currently evaluating the
         Issuer's corporate governance. During the course of his evaluation, the Reporting Person has discussed with various members of the Board of Directors general aspects of such governance. The Reporting Person intends to discuss with the Board additional corporate governance aspects, including the current composition of the Board, the Board's plans for the 2005 annual meeting, and other corporate governance issues. In the event the Reporting Person's analysis of the Issuer's corporate governance leads him to conclude that changes are warranted, he anticipates making recommendations to the Board of Directors regarding such changes, which may include changes in board composition, corporate governance, and other matters.

              The Reporting Person will continue to consider various alternative courses of action with respect to his investment as he deems appropriate in light of the circumstances existing from time to time. Such actions may include seeking to purchase additional Common Stock or, alternatively, to sell all or a portion of the Common Stock he holds, in either case, in open market or privately negotiated transactions. In determining whether to purchase or sell Common Stock, the Reporting Person will consider various relevant factors, including his evaluation of the Issuer's business, prospects and financial condition, amounts and prices of available securities, other opportunities available to the Reporting Person and general market and economic conditions.

         Except as set forth in the preceding paragraph, the Reporting Person has no current plans, proposals or arrangements which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Person does not rule out the possibility of effecting or seeking to effect any such actions in the future.


Item 5. Interest in Securities of the Issuer.

        (a) The Reporting Person is the beneficial owner of 1,205,244 shares of the Issuer's Common Stock pursuant to Rule 13d-3. Such shares constitute approximately 16.8% of the issued and outstanding shares of the Issuer's Common Stock. The Reporting Person possesses the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of these shares.

        (b) The Reporting Person is the beneficial owner of 1,205,244 shares of the Issuer's Common Stock pursuant to Rule 13d-3. Such shares constitute approximately 16.8% of the issued and outstanding shares of the Issuer's Common Stock. The Reporting Person possesses the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of these shares.

        (c) PURCHASE                    SHARE      AGGREGATE PURCHASE
            DATE             SHARES     PRICE         PRICE
            06/01/04             100     $1.80        $180
            06/02/04           5,100     $1.63      $8,313
            06/07/04             500     $1.65        $825
            06/22/04           3,000     $1.60      $4,800
            07/07/04           3,500     $1.60      $5,600
            07/13/04             100     $1.60        $160
            07/23/04           2,000     $1.69      $3,380
            07/28/04           3,500     $1.69      $5,915
            07/30/04           8,200     $1.69     $13,858
            08/02/04           3,049     $1.67      $5,092
            08/05/04           2,100     $1.71      $3,591
            08/09/04           3,000     $1.65      $4,950
            08/10/04          10,695     $1.75     $18,716
            08/12/04           4,500     $1.70      $7,650
            Totals:           49,344      N/A      $83,030

        (d) Not applicable.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding or proxies.

Item 7. Material to be Filed as Exhibits.

         Not applicable.

Page 3 of 4 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 08/16/2004                      /s/ Robert B. Ashton
                                      Name:  Robert B. Ashton

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]

Page 4 of 4 Pages